Exhibit 99.1

Rogers welcomes CRTC approval of the transfer of Shaw broadcasting licences

TORONTO, March 24, 2022 — Rogers Communications Inc. (“Rogers”) welcomes the Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of the transfer of the broadcast distribution undertaking licences held by Shaw Communications Inc. (“Shaw”) to Rogers.

“This approval is an important milestone and brings us one step closer to completing our transformational transaction with Shaw,” said Tony Staffieri, President and CEO of Rogers. “Together, Rogers and Shaw will accelerate investment in 5G and cable networks across Canada, offer consumers and businesses more choice and competition, and connect rural and remote communities faster than either company could alone.”

The Rogers and Shaw transaction is expected to close in Q2 of 2022. It has been approved by the shareholders of Shaw, the Court of Queen’s Bench of Alberta, and now the CRTC, and remains subject to review by the Competition Bureau and the Minister of Innovation, Science and Industry (ISED).

Teams from both Rogers and Shaw continue to work constructively with the Competition Bureau and ISED to ensure they have the information they need to assess the significant benefits the combined company will bring to Canadians and the Canadian economy.

Building a More Connected Canada

The combination of Rogers and Shaw will create a company with the assets and capabilities necessary to make the significant investments in digital infrastructure that Canada needs to create jobs, drive innovation, and lead in the global digital economy. The benefits include:

•	Investing $2.5 billion to build 5G networks across Western Canada over the next five years;

•	Establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and Indigenous communities across Western Canada;

•	Additional $3 billion to support further network, services, and technology investments;

•	Offering customers across Western Canada next-generation features, functionalities and services through our industry-leading Ignite platform; and

•	Creating up to 3,000 new jobs in Western Canada.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including statements about the potential timing and anticipated receipt of required regulatory approvals and the anticipated timing for closing of the Transaction.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change and readers should refer to Rogers’ and Shaw’s publicly filed reports for a description of such assumptions and risks. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date.

Forward-looking information is provided herein for the purpose of giving information about the proposed Transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals. Accordingly, there can be no assurance that the proposed Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed Transaction could be modified, restructured or terminated.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Rogers and Shaw are under no obligation (and Rogers and Shaw expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada.

For more information:

Media contact

media@rci.rogers.com

1-844-226-1338

Investor relations

investor.relations@rci.rogers.com

1-(844)-801-4792